Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 24, 2020

Board of Directors
Conformis, Inc.
600 Technology Park Drive, 4th Floor
Billerica, MA 01821

Ladies and Gentlemen:

We are acting as counsel to Conformis, Inc., a Delaware corporation (the “Company”), in connection with its issuance and sale of up to: (i) 8,512,088 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Company (the “Shares”); (ii) warrants to purchase up to 18,005,041 shares of Common Stock (the “Warrants”); (iii) 18,005,041 shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”); (iv) pre-funded warrants to purchase up to 9,492,953 shares of Common Stock (the “Pre-Funded Warrants”); and (v) 9,492,953 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares,” and together with the Shares, Warrants, Warrant Shares and Pre-Funded Warrants, the “Securities”), pursuant to the Placement Agent Agreement, dated as of September 23, 2020 (the “Agreement”), between the Company and Oppenheimer & Co. Inc., as Purchase Agent, all of which Securities are to be sold by the Company pursuant to a prospectus supplement dated September 23, 2020 and the accompanying prospectus dated August 5, 2020 (such documents, collectively, the “Prospectus”) that forms part the Company’s effective registration statement on Form S-3 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S‑K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement. Capitalized terms used herein which are defined in the Agreement shall have the meanings set forth in the Agreement, unless otherwise defined herein.
For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) the Delaware General Corporation Law, as amended, and (ii) as to the opinions given in paragraphs (b) and (d), the laws of the State of New York (but not including any laws, statutes,

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Ulaanbaatar Zagreb. Business Service Centers: Johannesburg Louisville. For more information see www.hoganlovells.com

Conformis, Inc.	2	September 24, 2020

ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinions expressed herein).
Based upon, subject to and limited by the foregoing, we are of the opinion that:

(a)
Following (i) issuance of the Shares pursuant to the terms of the Agreement, and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the Pricing Committee of the Board of Directors, the Shares will be validly issued, fully paid, and nonassessable.

(b)
Following (i) execution and delivery by the Company of the Warrants pursuant to the terms of the Agreement, and (ii) receipt by the Company of the consideration for the Warrants specified in the resolutions of the Pricing Committee of the Board of Directors, the Warrants will constitute valid and binding obligations of the Company.

(c)
Following (i) execution and delivery by the Company of the Warrants pursuant to the terms of the Agreement, (ii) receipt by the Company of the consideration for the Warrants specified in the resolutions of the Pricing Committee of the Board of Directors, and (iii) exercise of the Warrants pursuant to their terms, receipt by the Company of the exercise price for the Warrant Shares as specified in the Warrants and issuance of the Warrant Shares thereunder, the Warrant Shares will be validly issued, fully paid, and nonassessable.

(d)
Following (i) execution and delivery by the Company of the Pre-Funded Warrants pursuant to the terms of the Agreement, and (ii) receipt by the Company of the consideration for the Pre-Funded Warrants specified in the resolutions of the Pricing Committee of the Board of Directors, the Pre-Funded Warrants will constitute valid and binding obligations of the Company.

(e)
Following (i) execution and delivery by the Company of the Pre-Funded Warrants pursuant to the terms of the Agreement, (ii) receipt by the Company of the consideration for the Pre-Funded Warrants specified in the resolutions of the Pricing Committee of the Board of Directors, and (iii) exercise of the Pre-Funded Warrants pursuant to their terms and issuance of the Pre-Funded Warrant Shares thereunder, the Pre-Funded Warrant Shares will be validly issued, fully paid, and nonassessable.

The opinions expressed in paragraphs (b) and (d) above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Warrants are considered in a proceeding in equity or at law).
This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise of any changes in the foregoing subsequent to the effective date of the Registration Statement.

Conformis, Inc.	3	September 24, 2020

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed on September 24, 2020 and to the reference to this firm under the caption “Legal Matters” in the Prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.
Very truly yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP